UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2008

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: August 29, 2008	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation 1800 – 200 Burrard St. Vancouver, British Columbia Canada V6C 3M1 Investor Relations: 604-661-2600 Toll-Free: 1-800-661-8851 www.methanex.com
For immediate release
August 29, 2008
METHANEX CORPORATION APPOINTS ROBERT KOSTELNIK TO ITS BOARD OF DIRECTORS
Methanex Corporation is pleased to announce the appointment of Robert Kostelnik to its Board of Directors effective September 1st, 2008.
Mr. Kostelnik has been actively involved in the petrochemical industry for over 30 years. Bob began his career at Shell and has been with CITGO since 1992 where he held a number of senior positions including Vice President for Health, Safety, Security and Environment. Most recently he was Vice President of Refining with responsibility for all of CITGO’s refining and lubricants businesses. Bob retired from CITGO in 2008 and now resides in Houston, Texas where he pursues a variety of business interests.
Methanex is a Vancouver-based, publicly traded company engaged in the worldwide production, distribution and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH” and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
- end -
Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
604-661-2600